November 14, 2016

Via EDGAR
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Semtech Corporation
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed March 31, 2016
File No. 1-06395

Dear Ms. Blye:

This letter is in response to the letter dated November 1, 2016 (the “Comment Letter”) concerning the above-referenced filing by Semtech Corporation (the “Company” or “Semtech”).  For your convenience, we have set forth the comments contained in the Comment Letter in italics and each comment is followed by the Company’s response.

General

1.              On page 22 and elsewhere, you identify Samsung Electronics Co., Ltd. as a significant customer.  We are aware of publicly available information indicating that Samsung Electronics Co., Ltd. operates in Sudan and may operate in Syria.  We also are aware of publicly available information indicating that other companies you identify on page 10 as “representative customers” operate in Sudan and/or Syria.

Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls.  Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, if any, whether through direct or indirect arrangements.  You should describe any products, technology or services you have provided to Sudan or Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company has no known past, current or anticipated contacts with Sudan or Syria, whether through direct or indirect arrangements.  To the Company’s knowledge, it does not provide, directly or indirectly, any products, technology or services to Sudan or Syria, and has not had any agreements, arrangements or other contacts with the governments of those countries or entities they control.  The Company is not aware of any sales of products, technology or services to its customers (including Samsung Electronics Co., Ltd.) that were incorporated into its customers’ products and destined for sale into Sudan or Syria.

Semtech’s general terms and conditions for sales to distributors and customers  require such distributors and customers to comply with all applicable U.S. economic sanctions and export controls.

Semtech takes seriously its obligations to comply with applicable U.S. export controls and sanctions laws, and the Company has implemented and continues to maintain internal policies to further comply with applicable U.S. laws and regulations including the sanctions programs administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the U.S. Department of Commerce’s Bureau of Industry and Security.  These policies include the screening of customers to prevent dealings with proscribed parties, as well as personnel training.

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

As reflected in our response to Comment 1 above, Semtech is not aware of any direct or indirect, past, current or anticipated contacts with Sudan or Syria.  As a result, the Company does not believe that there exists a material investment risk for its security holders and does not anticipate any material adverse impact upon its reputation or share value associated with any operations with Sudan or Syria.

Please feel free to contact me by telephone at (805) 498-2111 if you have any questions regarding this correspondence.

Sincerely,

/s/ Mohan R. Maheswaran

President and Chief Executive Officer